Exhibit 1

For Immediate Release

POINTER ANNOUNCES NEGOTIATIONS BY SHAGRIR FOR FORMATION OF A JOINT VENTURE WITH A THIRD PARTY FOR THE PROVISION OF SERVICES TO INSURANCE COMPANIES IN THE FIELD OF DENTAL CARE

Rosh HaAyin, Israel, June 24th, 2009, Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR, Tel-Aviv Stock Exchange: PNTR) – a leading developer, manufacturer and operator of high-end technology and products for AVL (Automatic Vehicle Location) solutions for stolen vehicle retrieval, fleet management, car & driver safety, vehicle security and asset management, and a leading provider of RSA (Road Side Assistance) services, today announced that its subsidiary, Shagrir Systems Ltd., is negotiating the formation of a joint venture with Multimatrix Ltd., a public company traded on the Tel Aviv Stock Exchange.

The purpose of the joint venture is the possible purchase of 50% of the activities of the IRM Group, which has been active for the past eighteen years in providing services to insurance companies in the field of dental care, for an amount of approximately NIS 20 million, subject to adjustments. The agreement between Shagrir and Multimatrix and between the joint venture and IRM Group would be subject, among other conditions, to the completion of a due diligence review to the satisfaction of Shagrir.

About Pointer Telocation:
The Pointer Telocation Group, publiclly traded on Nasdaq (PNTR) and on TASE (PNTR), develops, manufactures, provides and operates advanced command and control technonogies for the automotive and cargo industries. With 500,000 installations in 25 countries around the world, The Pointer Group is Israel’s leading exporter of state-of-the-art solutions for managing vehicle fleets. As a service provider, The Pointer Group operates through its subsidiary Shagrir Systems Ltd., that provides comprehensive solutions for the automotive markets in Israel, Argentina, Mexico and Romania.

The Pointer Telocation Group is headquartered in Rosh Ha’ayin, Israel. CEO is Danny Stern. For more information, please visit www.pointer.com

Safe Harbor Statement
This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:

Zvi Fried, V.P. and Chief Financial Officer	Yael Nevat, Commitment-IR.com
Tel: 972-3-572 3111	Tel: 972-9-741 8866
E-mail: zvif@pointer.com	E-mail: yael@commitment-IR.com